UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2024

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 2 May 2024 entitled ‘Rio Tinto Limited AGM – address by the Chair’.
99.2Stock Exchange announcement dated 2 May 2024 entitled ‘Rio Tinto Limited AGM – address by the Chief Executive’.
99.3Stock Exchange announcement dated 2 May 2024 entitled ‘Rio Tinto Limited AGM – Address by the People & Remuneration Committee Chair’.
99.4Stock Exchange announcement dated 2 May 2024 entitled ‘Results of Rio Tinto annual general meetings’.
99.5Stock Exchange announcement dated 2 May 2024 entitled ‘Rio Tinto Limited – amended constitution’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	2 May 2024	Date	2 May 2024